UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
PRESS RELEASE	www.arcadis-global.com

ARCADIS ACQUIRES WATER SPECIALIST RTKL

WORLD LEADING DESIGN AND PLANNING FIRM RTKL JOINS ARCADIS

ARNHEM, THE NETHERLANDS – July 6, 2007 – ARCADIS (EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has acquired 100% of the shares of privately held RTKL Associates Inc, one of the world’s leading design and planning firms, headquartered in Baltimore, Maryland, United States. With about 1050 professionals, RTKL provides architectural design, master planning and specialized engineering services from 6 offices across the United States (Baltimore, Washington, Chicago, Dallas, Los Angeles and Miami) and from offices in London, Madrid, Shanghai and Tokyo. The company had 2006 gross revenues of $195 million and net revenues of $142 million. Normalized operating margins fit within ARCADIS’ target for the facility segment. The transaction is expected to be immediately accretive to earnings per share. Further financial details were not disclosed.

Established in 1946, RTKL has experienced strong growth in the last five years, expanding the practice into new geographies and business lines, including technology-focused services. The company ranks among the top ten architectural design and planning firms in the world and has a well diversified international portfolio of award-winning work across the commercial, health, workplace and civic markets in some 50 countries. The company has been involved in many high profile projects including LA Live surrounding the Staples Center in Los Angeles, the Baltimore Waterfront Redevelopment and the Shanghai Science and Technology Museum in China. RTKL’s master planning services provide an early entry into major urban development programs. The specialty services include design and engineering for high-security buildings and for public and private healthcare facilities as well as structural, mechanical and electrical engineering.

ARCADIS CEO Harrie Noy said: “The merger with RTKL is a milestone for ARCADIS, as it adds high quality design and master planning services that provide distinguishing value to clients. This allows us to build a leadership position in the facility segment and to participate more in large private and public sector property investments across the world. Together we offer a full range of services: planning, design, program and cost management, property consulting and specialized engineering, separately or as an integrated package assuming overall responsibility for projects. Our strong positions in the infrastructure and environment sectors provide additional strength to an integrated offering, with the capability to deliver globally. Finally, RTKL’s world class brand, based on consistent quality and high profile projects, will substantially enhance ARCADIS reputation and visibility. We are proud that RTKL has joined ARCADIS.”

“This relationship fulfills a number of our key strategic goals,” said David C. Hudson AIA, RTKL President and CEO. “It not only expands our presence in critical geographies, allowing us to attract world-class clients and world-class talent, but it gives us the resources to define the next generation of the global architecture and design practice.”

Paul Jacob AIA, RTKL Chairman added: “As large-scale development becomes more complex and more reliant on multi-disciplinary and sustainable approaches, this partnership merges our expertise in the built environment with ARCADIS’ expertise in front-end environmental services, infrastructure and program management. Our clients seek comprehensive, holistic solutions that demand vision, talent and the latest technology. Now, as part of the ARCADIS network, we offer one of the deepest pools of professional services in the world.”

About ARCADIS:

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over €1.2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. More information can be found at www.arcadis-global.com.

About RTKL:

RTKL is a worldwide architecture, engineering, planning and creative services organization. Founded in 1946, the firm specializes in providing its services across the full development cycle to create places of distinction. With projects around the globe, RTKL is an idea-driven firm providing innovative customized business solutions and seamless delivery to clients in commercial, cultural, and governmental realms. More information can be found at www.rtkl.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

A conference call for financial analysts will be held on Monday, July 9 at 15:00 hours Central European Time. This call will be webcast live and is accessible to the public via the investor section of the ARCADIS website: www.arcadis-global.com.

For more information contact:

Joost Slooten at ARCADIS at +31-26-3778604, outside regular office hours +31-6-2706-1880, or e-mail at j.slooten@arcadis.nl.

Thom McKay at RTKL at +1-410 537 6120 or e-mail at tmckay@rtkl.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: July 10, 2007	By:	/s/ B.A. van der Klift
Member Executive Board